Mail Stop 4561

April 9, 2007

VIA USMAIL and FAX (858) 292-9641

Mr. Sheldon Silverman
Chief Executive Officer
Worldtradeshow.Com, Inc.
9449 Balboa Avenue, Suite 114
San Diego, California 92123

      Re: Worldtradeshow.Com, Inc.
             Item 4.02 Form 8-K/A
             Filed April 6, 2007
             File No. 000-51126

Dear Mr. Sheldon Silverman:

      We have reviewed your 8-K amendment filed on April 6, 2007 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 8-K/A FILED ON APRIL 6, 2007

1.   Please tell us whether you intend to file restated financial statements. If so, tell us how and when you intend to do so. We may have further comment after you file the restated financial statements.

                                * * * *

      As appropriate, please respond to these comments within 5 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions, please call Wilson K. Lee at (202) 551-3468.

Sincerely,

Wilson K. Lee
Staff Accountant